                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                              AMENDMENT NO. 1 TO
                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                              ZAPATA CORPORATION
                               (Name of Issuer)


                   Common Stock, par value $0.25 per share


                                   989070R17
                                (CUSIP Number)


                        Claiborne B. Gregory, Jr., Esq.
                    Gresham, Davis, Gregory, Worthy & Moore
                          A Professional Corporation
                       112 East Pecan Street, Suite 900
                           San Antonio, Texas 78205
                                (210) 226-4157

                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)



                                 May 16, 1994
                     (Date of Event which Requires Filing
                              of this Statement)


              If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

              Check the following box if a fee is being paid with the statement [ ]


                               Page 1 of 7 Pages

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- -----------------------                                  ---------------------
  CUSIP NO. 989070R17                   13D                PAGE 2 OF 7 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Peter M. Holt
      S.S. No. ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
           PF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)
                                                                    [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           United States of America

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7     7,572,146*       *Not adjusted for 1:5 reverse
     NUMBER OF                               stock split approved by Zapata
                                             shareholders on April 27, 1994
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8     4,602,875*

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9     7,572,146*
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10    4,602,875*

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     13,175,021*


- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13     8.3


- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14     IN


- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 7 Pages



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Item 1.     Security and Issuer.

      This statement relates to the Common Stock, par value $.25 per share (the "Common Stock"), of Zapata Corporation ("Zapata"), a Delaware corporation whose principal offices are located at 1 Riverway, 777 S. Post Oak Lane, Suite 2200, Houston, Texas 77056. With respect to the disclosures herein, no adjustment has been made for a 1:5 reverse stock split approved at Zapata's Annual Meeting of Shareholders held on April 27, 1994.

Item 2.     Identity and Background.

      This statement is being filed by Peter M. Holt ("Mr. Holt") whose business address is S.W.W. White at Holt Avenue, San Antonio, Texas 78222. Mr. Holt has been a director of Zapata since November 1993. Since July 1984 Mr. Holt has served as the chief executive officer of Energy Industries Inc., which was acquired by Zapata in November 1993. Mr. Holt is also the chief executive officer of certain other companies, including Caterpillar equipment dealership and companies engaged in used machinery sales, aircraft sales and real estate investments, positions he has held with each such entity for more than the past five years. In addition, Mr. Holt is a director of Billy Blues Food Corporation, an advisory director of Texas Commerce Bank-San Antonio and chairman of the board of DUECO, an international used equipment cooperative. During the past five years, Mr. Holt has not been a party to a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Mr. Holt is a citizen of the United States of America.

Item 3.      Source and Amount of Funds or Other Consideration.

      On November 9, 1993, pursuant to a Merger, Purchase and Sale Agreement Zapata purchased the natural gas compression business of Energy for an aggregate of $67,227,631.00 in cash and 13,500,000 shares of Common Stock. Mr. Holt received, among other remuneration, the shares of Common Stock detailed in
Item 5.

      This transaction was described in Zapata's Registration Statement on Form S-1, Registration No. 33-68034, declared effective on November 9, 1993. All documents applicable to such transaction were filed as part of that Registration Statement.

      The source of funds for the post-Merger, Purchase and Sale Agreement transactions involving Mr. Holt was his personal funds, substantially all of which were received pursuant to the Merger,

                               Page 3 of 7 Pages











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Purchase and Sale Agreement. The source of funds for the post-Merger, Purchase and Sales Agreement transactions involving Benjamin D. Holt, Jr. was his personal funds, substantially all of which were received pursuant to the Merger, Purchase and Sale Agreement.

Item 4.      Purpose of Transaction.

      As previously reported, Mr. Holt acquired the Common Stock pursuant to the Merger, Purchase and Sale Agreement for investment purposes. All shares of Common Stock acquired after November 9, 1993 also have been acquired for investment purposes. Mr. Holt may, from time to time, acquire additional securities of Zapata through open market or privately negotiated transactions depending on existing market conditions and other conditions which he may deem relevant. Mr. Holt will review his investment in Zapata on a continuing basis and, depending upon the price and availability of such securities, subsequent developments affecting Zapata, Zapata's business and prospects, other investment and business opportunities available to Mr. Holt, general stock market and economic conditions, tax considerations and other factors deemed relevant, he may decide to increase or decrease the size of his investment in Zapata.

      Other than as stated, Mr. Holt has no present plans or proposals which relate to or would result in any of the matters listed in Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

      Mr. Holt beneficially owns 13,175,021 shares of the Common Stock, which (based on 158,302,958 shares of Common Stock outstanding on March 23, 1994) represents 8.3% of the outstanding shares in that class of securities. The nature of these holdings is as follows:

                    SHARES ACQUIRED
                    NOVEMBER 9, 1993
NAME OF             PURSUANT TO THE            SHARES ACQUIRED
PERSON              MERGER, PURCHASE           POST-NOVEMBER 9,        TOTAL
OR ENTITY           AND SALE AGREEMENT         1993                   SHARES(1)
- ---------           ------------------         ----------------       ---------
Peter H. Holt,          4,809,843                   0                4,809,843
individually

Peter Holt                140,164                   0                  140,164
H-R Trust

S Stock GST             1,102,389                   0                1,102,389
Trust for
Peter H. Holt

                              Page 4 of 7 Pages

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
Holt Corporate          1,037,910                   0                1,037,910
Stock Marital
Trust--1985

Holt Corporate          1,004,429                   0                1,004,429
Stock Life Trust--
1985

Peter H. Holt           0                             579,800(2)       579,800
Grantor Trust

Peter H. Holt           0                             300,000(3)       300,000
and Juliana H.
Holt, JTWROS

Benjamin D. Holt,
Jr.--                   3,200,486                   1,000,000(4)     4,200,486
by Oral Proxy                                                       ----------
                                                                    13,175,021

- --------
(1) No adjustment has been made for a 1:5 reverse stock split approved at Zapata's Annual Meeting of Shareholders held on April 27, 1994.
(2)  Acquired in open market purchases in December 1993-January 1994.
(3) Acquired by private purchase from the S Stock GST Trust for Ann Holt on May 1, 1994 at a price of $1.25 per share.
(4) Acquired by private purchase 800,000 shares from the S Stock GST Trust for Benjamin D. Holt III on May 16, 1994, and 200,000 shares from the S Stock GST Trust for Ann Holt on May 16, 1994 at a price of $1.25 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      The Shares of Common Stock acquired by Mr. Holt pursuant to the Merger, Purchase and Sale Agreement were included in Zapata's Registration Statement on Form S-1, Registration No. 33-68034, declared effective November 9, 1993, and pursuant thereto such Common Stock may be offered for sale by Mr. Holt from time to time.

      Mr. Holt and certain of the selling shareholders under the Merger, Purchase and Sale Agreement have entered into a Continuity of Interest Agreement pursuant to which they will agree, for tax purposes, that they will effect only limited sales of the Common Stock for a period of one year from the date of such Agreement.

                               Page 5 of 7 Pages











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      At present, there is an oral understanding between Mr. Holt and Benjamin
D. Holt, Jr., Mr. Holt's father, to the effect that Mr. Holt will have a proxy from Mr. Holt, Jr. for purposes of voting shares of the Common Stock owned by him.

      Other than the contracts, agreements and transactions described in this
Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of Zapata which involve Mr. Holt.

Item 7.      Material to be Filed as Exhibits.

      1. Continuity of Interest Agreement executed effective November 9, 1993, among Peter M. Holt, Jr., Benjamin D. Holt, Jr. et al.

                               Page 6 of 7 Pages



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                                   SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ Peter M. Holt
                                            ------------------------------------
                                            Peter M. Holt






DATED: May 25, 1994

                               Page 7 of 7 Pages